EyePoint Pharmaceuticals, Inc.

480 Pleasant Street

Watertown, MA 02472

December 10, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:     Timothy Buchmiller

Re:	EyePoint Pharmaceuticals, Inc.
Registration Statement on Form S-3
Filed November 28, 2018
File No. 333-228581
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, EyePoint Pharmaceuticals, Inc. hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) to become effective on December 11, 2018, at 4:00 p.m. Eastern Standard Time, or as soon thereafter as is practicable.

Once the Registration Statement has been declared effective, please orally confirm that event with Steve Abrams of Hogan Lovells US LLP at (267) 675-4671.

EYEPOINT PHARMACEUTICALS, INC.

By:	/s/ Nancy S. Lurker
Name: Nancy S. Lurker Title: President and Chief Executive Officer